JCI (London) Limited

(Registered in England)
Registration No 1410834

04036545

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

24 August 2004

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

SUPPL

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION - FOR INFORMATION ONLY

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Report for the Quarter ended 30 June 2004 - Dated 5 August 2004

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

dlw 8/30

WESTERN AREAS LIMITED

Quarterly results ended 30 June 2004

CONTACT DETAILS

WESTERN AREAS LIMITED
(Western Areas)
28 Harrison Street
Johannesburg, 2001
PO Box 61719, Marshalltown, 2107
Telephone: *+27 (11) 688-5000*
Fax: *+27 (11) 834-9195*

OFFICE OF SOUTH AFRICAN TRANSFER SECRETARIES
Computershare Investor Services 2004 (Pty) Ltd
(formerly Computershare Limited)
70 Marshall Street
Johannesburg, 2001
PO Box 61051, Marshalltown, 2107
Telephone: *+27 (11) 370-5000*
Fax: *+27 (11) 688-7721*

OFFICE OF UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU

INVESTOR RELATIONS
Brian Gibson
Telephone: *+27 (11) 880 1510*
Fax: *+27 (11) 880 1392*
email: *gibson@icon.co.za*

LETTER TO SHAREHOLDERS

Operating performance at South Deep has started to show the benefits of the recent management changes. Although April was also adversely affected by the numerous public holidays, previous management posted cash costs per kilogram of R92,000 and a gold production of 946 kilograms for the month. By comparison, cash costs for June were just under R75 000 per kilogram and gold production 1 224 kilograms. This trend is expected to result in the targeted production cost per kilogram of R60 000 in 2005.

The capital project remains on track for the Main Shaft to be commissioned in November this year, with the operational efficiencies anticipated to materialise from 2005 onwards. Given the imminent completion of the capital project and the last of senior management retrenchments, the focus is now on optimising the mine s performance.

An operating loss from gold of R66.5 million for the June 2004 quarter, compared to R71.1 million in the previous quarter, reflects the ongoing impact of the strong Rand. It also suggests the need for further operational interventions to achieve the efficiencies planned for South Deep.

An interest cost of R6.8 million was incurred on the bridging loan from JCI Limited prior to the finalisation of the rights issue. The small change in the quarter-on-quarter exchange rate reduced the financial impact of the revaluation of the Dollar liabilities associated with the derivative structure This resulted in an after tax loss of R31.9 million, compared to an after-tax profit in the previous quarter of R13.9 million, which included a R74.7 million unrealised exchange rate gain on the derivative structure in accordance with AC 133.

Gold sales increased by 9.7% on the previous quarter as the benefits of the management changes at South Deep started to yield positive results, despite the adverse impact of the Easter and election breaks in April. This translated into marginally higher gold revenues of R130 million, which were again impacted by hedge commitments of R46 million that remained much in line with the previous quarter.

The yield for the June 2004 quarter was 6.00g/t, up from the 5.54g/t in the previous quarter. This was primarily because of increased focus on mining pay ore from underground, although 81 000 tonnes of low-grade surface materials was treated to ensure that the metallurgical plant operated at capacity and to provide backfill material for underground support.

Total production costs decreased slightly to R152.7 million from R155.5 million for the March quarter. This included R3.3 million, compared to R5.6 million last quarter, for management retrenchment costs at South Deep.

The respective unit costs of production continued to be adversely impacted by relatively low production results and the increased costs stemming from the retrenchments. Cash production costs decreased from R88 550 per kilogram last quarter to R80 468 per kilogram this quarter, and total production costs decreased by 12.5% to R93 738 per kilogram, inclusive of the retrenchment costs.

As announced on 26 February 2004, the insurance claim for the rock fall at the South Shaft SV-1 sub-vertical shaft is under consideration by the insurance underwriters and their assessors. Indications are that it will take some time to reach finality, owing both to the size and complexity of the claim.

Placer Dome has released a new estimated proven and probable mineral reserve for South Deep which accords with that released in December 2003, as was incorporated in the Western Areas 2003 annual report. The updated estimate was conducted at a gold price of R91 500 per kilogram and a cut-off grades of 5.00g/t to 7.40g/t. Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd (SRK) in concluding its review of the estimate, proposed that additional geological modelling would improve the estimation of Phase I and Phase II mineral resources in addition to selection of the most appropriate mining methodologies.

SRK also highlighted the need to achieve the targeted cost reductions for the realisation of these mineral reserves to be achievable.

While the short-term planning and optimisation of operations at South Deep is ongoing, Placer Dome concludes that production will remain static at around 425 thousand ounces a year (approximately 13 000 kilograms a year) for the next two years, assuming no major changes in the Rand gold price.

The rights issue was successfully concluded on 27 July 2004, with the issue of some 13.2 million new ordinary shares against receipt of R401.7 million. The bridging loan from JCI Limited of R294 million has been repaid and the Company has sufficient cash reserves and facilities to meet its commitments in respect of the completion of the South Deep capital project this year.

Post the rights issue on a fully diluted basis the loss per share for the June quarter would have been 27 cents per share and for the six month period ended 30 June 2004 would reflect 15 cents per share.

Mafika Mkwanazi	**Brett Kebble**	**Johannesburg**
Non-executive Chairman	*Chief Executive Officer*	5 August 2004

OPEN HEDGE POSITIONS

AS AT 30 JUNE 2004

		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Dollar/Gold													
Derivative asset													
Put options bought													
Quantity	ozs	105,198	215,232	204,516	205,572	214,224	209,436	213,960	200,436	205,920	205,056	98,166	2,077,716
Average price	$/oz	268.20	278.20	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	
Fair value	Rm s	0.0	0.5	2.1	3.0	3.6	4.0	5.0	5.5	5.3	5.8	3.1	37.9
Call options bought													
Quantity	ozs	43,698	89,400	84,948	85,392	88,980	87,000	88,872	83,256	85,536	85,188	40,776	863,046
Average price	$/oz	288.70	298.70	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm s	29.1	57.5	55.6	55.2	58.9	58.0	61.2	57.8	57.5	58.3	27.9	577.0
Total derivative asset fair value													**614.9**
Derivative liability													
Call options sold													
Quantity	ozs	80,922	165,564	157,320	158,136	164,784	161,100	164,580	154,176	158,400	157,740	75,516	1,598,238
Average price	$/oz	268.70	278.70	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rm s	(63.9)	(116.2)	(119.8)	(129.4)	(142.9)	(144.8)	(148.8)	(140.6)	(151.7)	(152.1)	(72.6)	(1,382.8)
Call options sold													
Quantity	ozs	37,765	66,228	62,928	63,252	65,916	64,440	65,832	61,668	63,360	63,096	30,204	644,689
Average price	$/oz	303.70	318.70	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm s	(18.5)	(35.1)	(33.4)	(33.9)	(35.7)	(35.8)	(37.5)	(36.0)	(38.1)	(39.0)	(18.9)	(361.8)
Call options sold													
Quantity	ozs	21,000	21,000	–	–	–	–	–	–	–	–	–	42,000
Average price	$/oz	310.00	310.00	–	–	–	–	–	–	–	–	–	
Fair value	Rm s	(11.2)	(21.6)	–	–	–	–	–	–	–	–	–	(32.8)
Total derivative liability fair value													**(1,777.4)**
Option premium payable													
Notional value	$m s	7.5	20.0	22.5	25.0	25.0	25.0	25.0	25.0	25.0	25.0	12.5	237.5
Fair value	Rm s	(46.3)	(117.6)	(122.5)	(125.1)	(114.3)	(104.1)	(94.6)	(85.8)	(77.8)	(70.4)	(32.5)	(991.0)
Parameters used in fair value calculations													
USD Gold price (Annual Average)		395	402	416	432	449	469	490	512	536	562	587	
USD Gold volatility (Annual Average)		18	16	15	15	14	14	14	14	14	14	14	
USD Interest rates (Annual Average)		2.46	3.25	3.77	4.15	4.46	4.71	4.92	5.06	5.20	5.35	5.52	